Filed by Gartner, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CEB Inc.

Commission File No.: 001-34849

Gartner CEB Transaction: Letter to CEB Staff Members from Gartner CEO

Email Subject Line: A Message to CEB Staff Members from Gene Hall, CEO, Gartner

We have long admired CEB and have tremendous respect for what you have achieved. We share your core values, commitment to innovation and passion for delivering outstanding client service. The entire team at Gartner is excited to work with you to create the leading global research and advisory company for all major functions in the enterprise and to further enhance our ability to serve all our clients around the globe.

As you may already know, Gartner (NYSE: IT) is the world's leading information technology research and advisory company. We are known for our analyst-driven, syndicated research and advisory services in Information Technology (IT), Marketing and Supply Chain. Like CEB, Gartner has a rich history and culture that is both collaborative and client-centric. We were founded in 1979 and are headquartered in Stamford, Connecticut with almost 9,000 associates worldwide. Our clients are located in more than 90 countries and are highly diversified across geography, industry and size. And we have a strong track record of sustained growth. We have delivered 23 quarters of consecutive double-digit growth and we expect this trend to continue well into the future.

An important element of our growth strategy is to acquire highly complementary companies that can increase the value we provide to clients and accelerate our performance. In doing so, we have always worked hard to identify and adopt the best of both companies in order to continuously improve the ways in which we meet the needs of all our clients. We look forward to partnering with you in the same way.

Gartner is a growth company, which creates significant opportunities for our associates. In 2016 alone, we promoted more than 760 associates, and we expect to hire 2,400 associates this year across the entire business. Once we join forces, CEB staff members will benefit from being part of a larger and more diversified organization and the associated opportunities for career development across every function within our business.

Together, we will make a powerful team. We will provide a comprehensive and differentiated suite of advisory services aligned to the mission-critical priorities of virtually all functional business leaders across every industry and size of enterprise worldwide. We’re excited to work with you to significantly expand the reach of both Gartner and CEB’s existing world-class services and develop complementary new products designed to help all our clients make the right decisions with confidence.

We look forward to working with the CEB leadership team over the next few months and to welcoming you to Gartner.

Sincerely,

Gene Hall

Gartner CEO

Cautionary Note Regarding Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gartner’s expectations, strategy, plans or intentions. Gartner’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to:

•	failure of CEB stockholders to adopt the Merger Agreement or that the companies will otherwise be unable to consummate the Merger on the terms set forth in the Merger Agreement;
•	the risk that the businesses will not be integrated successfully;
•	the risk that synergies will not be realized or realized to the extent anticipated;
•	uncertainty as to the market value of the Gartner merger consideration to be paid in the Merger;
•	the risk that required governmental approvals of the Merger will not be obtained;
•	the risk that Gartner following this transaction will not realize its financing or operating strategies;
•	litigation in respect of either company or the Merger; and
•	disruption from the Merger making it more difficult to maintain certain strategic relationships.

The forward-looking statements contained in this Current Report are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on February 24, 2016 and those discussed in “Risk Factors” in the S-4 to be filed by Gartner with the SEC at a future date and in the documents which are incorporated by reference therein. The forward-looking statements in this Current Report are based on information available to Gartner as of the date hereof, and Gartner disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Gartner and CEB. In connection with the proposed transaction, Gartner will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of CEB and that will also constitute a prospectus of Gartner. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Gartner may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Gartner securities, are not soliciting an offer to buy Gartner securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of CEB.

GARTNER AND CEB URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Gartner (when they become available) may be obtained free of charge on Gartner’s website at www.gartner.com or by directing a written request to Gartner, Inc., Investor Relations, 56 Top Gallant Road Stamford, CT 06902-7747. Copies of documents filed with the SEC by CEB (when they become available) may be obtained free of charge on CEB’s website at www.CEBglobal.com or by directing a written request to CEB, Inc. care of Investor Relations, 1919 North Lynn Street, Arlington, VA 22209.

Participants in the Merger Solicitation

Each of Gartner, CEB and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the Securities and Exchange Commission, be considered participants in the solicitation of CEB stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the Securities and Exchange Commission. Additional information regarding Gartner’s executive officers and directors is included in Gartner’s definitive proxy statement, which was filed with the SEC on April 11, 2016. Additional information regarding CEB’s executive officers and directors is included in CEB’s definitive proxy statement, which was filed with the SEC on April 29, 2016. You can obtain free copies of these documents using the information in the paragraph immediately above.